EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31, (a)
	2012		2011		2010		2009	2008		2007

Income from continuing operations before noncontrolling interests	$76,485	(b)	$124,627	(b)	$126,525	(b)	$123,011	$89,767		$65,044
Add: Interest expense	51,243		63,378		69,509		82,111	85,118		93,378
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(678)		(1,323)		(1,156)		(1,217)	(1,304)		(1,407)
Earnings available for fixed charges (c)	$127,050		$186,682		$194,878		$203,905	$173,581		$157,015

Fixed charges:
Interest incurred	$98,696		$120,615		$132,345		$148,207	$151,339		$142,480
Total fixed charges	98,696		120,615		132,345		148,207	151,339		142,480

Preferred stock dividends	20,857		28,357		28,357		28,357	24,225		12,020
Preferred stock redemption charge	5,978		–		–		–	–		2,799
Total combined fixed charges and preferred stock dividends	$125,531		$148,972		$160,702		$176,564	$175,564		$157,299

Consolidated ratio of earnings to fixed charges	1.29	(d)	1.55	(e)	1.47	(f)	1.38	1.15	(g)	1.10

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.01	(d)	1.25	(e)	1.21	(f)	1.15	0.99	(g)	1.00	(h)

(a)           Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)          Income from continuing operations before noncontrolling interests for the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, includes the gain on sales of land parcels of approximately $1.9 million, $46,000, and $59.4 million, respectively. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by real estate investment trusts (“REITs”) and earnings per share required by the Securities and Exchange Commission and the Financial Accounting Standards Board, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below (loss) income from discontinued operations in the statements of income and are included in the numerator for the computation of earnings per share for income from continuing operations.  The land parcels we sold during the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition.  Accordingly, for the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, we classified the $1.9 million, $46,000, and $59.4 million, respectively, gain on sales of land parcels below (loss) income from discontinued operations, net, in the condensed consolidated statements of income, and included the gain in income from continuing operations for the computation of earnings per share.

(c)           For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(d)          Ratios for the nine months ended September 30, 2012, include the effect of losses on early extinguishment of debt aggregating $2.2 million, a preferred stock redemption charge of $6.0 million, and impairment of real estate of $9.8 million.  Excluding the impact of losses on early extinguishment of debt, the preferred stock redemption charge, and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2012, were 1.41 and 1.16, respectively.

(e)           Ratios for the year ended December 31, 2011, include the effect of loss on early extinguishment of debt aggregating $6.5 million and impairment of real estate of approximately $1.0 million.  Excluding the impact of loss on early extinguishment of debt and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2011, were 1.61 and 1.30, respectively.

(f)            Ratios for the year ended December 31, 2010, include the effect of loss on early extinguishment of debt aggregating $45.2 million.  Excluding the impact of loss on early extinguishment of debt, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, were 1.81 and 1.49, respectively.

(g)           Ratios for the year ended December 31, 2008, include the effect of impairment of real estate aggregating $13.3 million for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of impairment of real estate, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008, were 1.23 and 1.06, respectively.

(h)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007, include the effect of a preferred stock redemption charge.  Excluding the impact of this charge, the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007, was 1.02.